Filed by Comcast Corporation Pursuant to
                                        Rule 425 under the Securities Act of
                                        1933 and deemed filed pursuant to Rule
                                        14a-12 under the Securities Exchange Act of 1934

                                        Subject Company: AT&T Corp.
                                        Commission File No. 1-1105

                                        Date: February 7, 2002



     The following conference call was held by Comcast with its investors on February 6, 2002:


Operator:             Good day and welcome everyone to the Fourth Quarter and
                      Year-End Investor Conference Call for Comcast
                      Corporation. Today's call is being recorded. At this time for opening remarks and introductions, I would like to turn the call over to the Executive Vice-President and Treasurer of Comcast, Mr. John Alchin, please go ahead sir.

John Alchin:          Thank you very much. Welcome to the Fourth Quarter and
                      Year-End 2001 Earnings Call. I have the whole team here with me - Ralph, Brian, Steve, Larry Smith and the rest of the gang. But just before we proceed, let me remind everybody to read the safe harbor disclaimer and that this conference call may contain forward-looking statements that are subject to risks and uncertainties.
                      And would ask you all to refer to our 10-K for a list of those risks and uncertainties.

                      Now, let us get into the results. On a consolidated basis, we are pleased to be reporting for the full year 17.7% revenue growth to $9.7 billion and for the quarter, 17.3% revenue growth to $2.8 billion. Excluding the $140 million of excess costs incurred with the Excite@Home transition, over what we historically incurred for comparable service from Excite@Home in prior periods, cash flow for the quarter is up 13% at $796 million and for the full year 12% to $2.9 billion. We are delighted with the results in all 3-core business segments - Cable, Content and QVC. In fact, for the full year, Cable's cash flow is up 12.1% excluding those excess costs that I just referred to. QVC up 19% prior to the expenses associated with launching the operation in Japan. And Content up 45% due to the results of the E!, Golf Channel, and Outdoor Life. In fact, it is pretty amazing when you look back at what has happened on the last year. In the Content group that we have, we have acquired full control now, 91% ownership interest of the Golf Channel. Outdoor Life is now 100% owned by Comcast. We acquired Home Team Sports, which is now being rebranded to Comcast SportsNet. And E! continue to report great results quarter after quarter. As well, QVC had another terrific year. This is QVC's 15th year of operation. They celebrated their 15th anniversary in November. They launched operations at QVC-Japan in April and finished the year with a record year. In Cable, we completed system swaps and acquisitions that resulted in adding 2 million new subs to our cable operation, finishing at almost 8 1/2 million subs. At the same time, we rebuilt nearly a quarter of our company's plant, a faster rebuild rate than we have ever had in our history before. Through all of that, we have continued to report very solid margins. In fact, despite the fact that we have incorporated some 2 million new subs, we improved our operating margins fully 110-basis points, finishing the year at 42.4%. We finished 2001 with over 3.28 million new revenue generating units, exceeding our initial guidance of 2.75 million units at year end. We added a total of 1.28 million net new RGUs throughout the 12-month period.

                      This morning, we are pleased to report that we had substantially completed the transition of our high-speed Internet customers over to our own network. And while each of these divisions have reported really amazing accomplishments and great operating results, that we will review in a moment or two, we also announced back in December our intention to merge with AT&T Broadband. We have never been more bullish about cable and the value that can be created with 22 million subs and 38 million homes passed.

                      But let us dive into the Cable division numbers. Excluding the excess @Home transition costs of $140 million, the Cable division in the fourth quarter reported 12% cash flow growth at $583.3 million and for the full year 12.1% growth at $2.25 billion. The single most important driver of fourth quarter cable revenue is the new service RGU Growth. Last month, early last month on January 7th, we released the RGU numbers for 2001, reporting 30% year-over-year increases. We finished, as I said before, with 3.28 million new RGU units, well over our goal that we announced initially at the beginning of last year of 2.75 million. That represents a rate of 24,000 new additions each and every week for the 12-month period.

                      In the Digital category, we finished the fourth quarter with 2.336 million digital cable customers, representing a 54% pro forma increase over year 2000 and a subscription penetration rate of nearly 28%. We added 213,000 subscriptions in the quarter, 815,000 subscriptions for the full year. In 2001, we saw digital penetration growing significantly throughout all of our markets. And in fact, as we look back as to what happened in markets that were launched 2 and 3 years ago, we continue to see significant increases in the penetration rate in those markets. As we look to markets that were launched in late 1998, they started the year last year at an average of about 25% and finished the year at 33 percentage points. Those that were launched in 1999 started the year at around 21% and finished at 31%. So on average, we are looking at increased penetration rates between 8 to 10 percentage points. At the same time, the average revenue that we are generating from each one of those units continues to increase. We finished the year with average revenue per digital unit at $10.53, up 4% from where we were at the beginning of the previous year. And as we continue to rollout the enhanced version of this product that we call Digital Plus. This helps drive that number with a product priced at $14.95 and we continue and we believe it helps to continue to drive higher penetration rates as it has broader appeal than the originally launched classic version of that product.

                      Our Digital Platform has made tremendous progress as well, as we have integrated the ability to rollout Video on Demand. Comcast now has more than 3 million VOD ready homes in 16 markets. And you will recall that initially we projected we would have 2 million VOD ready homes by the end of the year, so exceeding that number by over 50%. The integration that was required to do that was a huge job. Just think of the combination of integrating exercises that are required to integrate the various boxes, billing platforms and guides along with VOD vendors. Everything from Motorola, to SA, TV Guide, Sara, TV Gateway, Cable Data, Convergence, Seachange, Concurrent, all of those various combinations had to be integrated in various permutations and combinations. We expect this footprint of 3 million homes to nearly double by the end of this year.

                      On the Data Front, last month we announced strong sequential and quarterly growth in the data product. We finished the year with 948,000 customers, a 33% sequential increase over the third quarter and a 39% increase over fourth quarter last year. This represents a penetration rate of 9% of marketable homes and in the fourth quarter represents weekly adds of 12,000. We met our guidance at year end despite the bankruptcy of Excite@Home.


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


                      In 2001, we expanded availability of the high-speed Internet service by more than 3.6 million homes on a pro forma basis. We ended the year with a service in front of
                      10.4 million homes or close to 75% of the homes in the Comcast universe. We expect, by the end of this year, that this product will be available to 85 percent of the homes increasing to about 11 1/2 million by the end of 2002. But the real achievement for Comcast@Home Internet Service, which would essentially complete the transition onto our network 5 months ahead of what was originally planned. In December, we began the transition over to our network. We hired in the intervening period more that 2000 extra phone reps to handle the job. We learned from some early mistakes in Northern New Jersey to the point that the more recent transitions have been made very very smoothly. We are paving the way with all sorts of flyers, reminders, letters, post cards and calls to prepare the customers for the change and the changes have gone very very smoothly, all things being considered. We are now building a robust network to deliver better service, including remote e-mail, personal web space, multiple e-mail addresses that will be available to our customer base.

                      At the same time, we have remained focused on the basics of the industry. Other growth drivers that are fundamental to the industry, such as subscriber growth and revenue growth continue to remain on target. Subscriber growth finished the year at 1% adding 34,000 customers in the fourth quarter, 84,000 customers for the full year. These metrics help to offset some softness that we saw in the type of new category, pay-per-view in the fourth quarter was down 7% over the comparable period last year. And even ad sales down 7 1/2%. In fact, if you compare the ad sales figure down 7 1/2% in the fourth quarter to the increase of 11 1/2% that we saw in the third quarter, you will see almost a 20% swing on a quarterly number of $80 million to $90 million, obviously having a fairly significant impact. This is because of the lack of political advertising in the fourth quarter this year compared to that of 2000, the impact of general market conditions after September 11th and overall economic conditions.

                      So across the board, we have delivered on every one of our goals to 2001. We have integrated 2 million subs, increased margins 110-basis points, finishing the year at
                      42.4. Exceeded all initial RGU estimates. Delivered 12% operating cash flow growth, despite the disruptions from the Excite@Home bankruptcy and the soft advertising market, and rebuilt more of our plant than ever before. At year end, our upgrades were nearly complete. We upgraded nearly 2 1/2 million homes in 2001. 95% of our plant now has at least 550 megahertz of capacity. During the year we made significant progress upgrading recently acquired cable systems to at least 550 megahertz of capacity so that acquisitions such as Prime and Lenfest are now 100% rebuilt, at Adelphia at 83% rebuilt and AT&T systems that we swapped or acquired, 88% rebuilt. We have invested $454 million of capital in this rebuild and ongoing maintenance program in the fourth quarter. I would remind people that included in that number is some $75 million for the transition from the @Home, Excite plant. So if you look back to the capital number that we invested in the second quarter, it was over $500 million and we have seen progressive declines in the third quarter and fourth quarter from $513 down to $380. Our run rate capital investment program is now about $600 million on an annualized basis, below what we were running at in the second quarter of this year. This will have a significant impact on our ability to generate dramatically increased free cash flow from ongoing operations.

                      So as we look forward to 2002, you will continue to see further declines in our Capital Investment Program. From the $1.85 billion that we invested this year, we will invest approximately $1.3 billion in 2002 to finish the year with about 87% of our plant, at it least 750 megahertz of capacity. That is at least 12 million of our
                      13.8 or 9 million homes with 750 megahertz of capacity. We expect to generate revenue growth of between 10% and 12% in 2002. We expect to generate operating cash flow growth between 12% and 14% for the year. And I would emphasize that that is 12% to 14% growth over the $2.25 billion of cash flow that we generated in 2001, excluding the Excite@Home charge, so of the higher number, 12% to 14% growth. We expect to add between 600,000 to 700,000 digital cable boxes, finishing the year at close to 3 million digital boxes in all of our systems. Furthermore, we expect to add between 400,000 to 500,000 high-speed Internet customers. This is a huge target that we are setting for ourselves, but we are confident of our ability to meet those numbers. And I would remind listeners that the targets that we have for revenue and cash flow assume no advertising growth. This is our attempt to be conservative in estimates for next year and we believe that with that in mind we will still be generating 10% to 12% revenue growth and 12% to 14% cash flow growth.

                      So let's move on to QVC. QVC had another terrific year generating, prior to the $19 million of losses in Japan, 19% cash flow growth for the year at $741 million and revenue growth of 10.4% of $3.9 billion. This exceeds the guidance that we gave out at the beginning of the year to low to mid teen cash flow growth excluding Japan. The results for the quarter are just as exciting, 18.2% cash flow growth and 11.4% revenue growth. And if you consider that these are comparisons to a particularly strong quarter in the fourth quarter last year when we reported 24.4% cash flow growth in fourth quarter 2000. The real machine behind QVC is the domestic operations. Domestic accounts fulfilling 86% of the revenues and generates $726 million of operating cash flows. So as you look at the international operations, the cash flow generated out of the UK offset the losses reported by Germany and Japan delivering the full load from the domestic operation.

                      Furthermore, for those of you that missed it, I draw your attention to an analysis that was done and published towards the end of the year showing that QVC is now considered the number 2 broadcaster in the country in terms of revenue, surpassing CBS, surpassing ABC, only behind NBC. The domestic operation for the quarter showed revenue up 10% and operating cash flow up 18% inline with the consolidated numbers. This is driven by continued housing growth or homes growth that get the service finishing the year at 73 million. Sales per FTE, up 6.3% continuing to help drive those numbers as well. In fact, in the later part of the quarter on December 2nd, QVC reported a record breaking day with global orders exceeding $80 million, surpassing the previous record of $60 million that had been reported just a year earlier. On that particular day, over 405,000 units were ordered, over 30,000 Dell Intel Pentium 4 personal computers were sold at almost $2000 a unit. And that momentum continued into the Christmas rush with Christmas orders for the week of December 10th, exceeding $110 million.

                      Profitability continued to improve in QVC as well with the operating margins up 140-basis points to 21.3% from the 19.9% reported in the previous period. In Germany, we continue to make terrific improvements with the fourth quarter revenue up 63% to $64 million and continued improvement in operating cash flow losses, finishing the quarter with a loss of only $1 million, so very close to break even. For the full year, cash flow loss contracted from $12 million in 2000 down to $7 million in 2001. Continued expense containment also helped in the United Kingdom. The UK finished the year with cash flow up 25% at $25 million, up from $20 million in the previous year. And as I mentioned before, we are now broadcasting live in Japan 15 hours a day where we launched on August 1st. We incurred a loss in the fourth quarter of $4 million and for the full year $19 million, significantly below the guidance that we gave of $30 million to $35 million.

                      Consolidated revenue and cash flow guidance for QVC for 2002 will look very much like the numbers that we guided the market to in 2001. We expect to see low double digit growth in revenue and low to mid teen growth in operating cash flow. This is before the losses that we expect to generate out of Japan, which will be approximately $20 million to $25 million.

                      Capital investment in QVC for 2001 topped out at $138 million, well within the guidance that we gave for the year of $158 million. We expect in 2002 to invest about $175 million, approximately 50% or north of $80 million of that will be in international markets spread between Germany, Japan and the United Kingdom.

                      Now let us finally move on to the last operating division and describe the results in our Content division. We have made one minor change to the Content Reporting Group. Our consolidated Content properties going forward will include E! Networks, Comcast-Spectacor, the Golf Channel and Outdoor Life, but not the sports channel. The regional sports network has become an intricate part of our cable operations in the Mid-Atlantic super cluster. This business is largely vertically integrated and there are real operating benefits to managing them together and in fact this business now reports directly to Steve Burke. The cross-promotional activities are huge and have a dramatic impact on the business. We will be using this platform for an early introduction of HDTV for a number of the team games. This change has no impact on growth and little impact on absolute numbers of either segment. And the changes reported in the footnotes to both the total company and the cable segment data presented in the press release. So for the full year, the Content segment reported revenues up 17% to $742 million and operating cash flow up 45% to $189 million. The cash flow is significantly in excess of our 20% guidance that we had given early in the year.

                      The results at E! are very strong. Revenue growth for the year was 14% finishing at north of $300 million. This reflects the strong upfront for the first 3 quarters of the year and cash flow growth finished at about $110 million, 26% over the same period last year.

                      Ad sales were down in the fourth quarter, as we had expected, but this reflects just the market conditions. At the same time, affiliate revenues are up because of continued subscriber growth and E! reported 15% full year increase in the number of Nielsen subscribers, finishing the year at 76 million, up 15% over the prior year.

                      We also had great results out of the Golf Channel. Golf Channel reported revenue growth of 18% and cash flow growth of over 27%, finishing the year north of $40 million. Golf also reported a 25% increase in the number of subscribers, finishing the year at about 46 million subscribers worldwide. We expect the Golf subscriber number to continue to increase over the next couple of years and would expect by year end '03 to be reporting a number in excess of 50 million.

                      Our guidance for 2002 is to generate high single digit revenue growth in this group and mid to high teen cash flow growth. This is with excluding the results for Outdoor Life and our start up channel G4, the new video games network that was announced at the Western Show at the end of last year.

                      So with this across all of our operating divisions, we are really pleased with the results. 2002 is shaping up to be a great year for Comcast and we have never been in better shape, either financially or operationally, to deliver on the opportunities that lie ahead.

                      So with that, I think let's open the call to any Q&A.

Operator:             Thank you sir. Investors wishing to ask a question may
                      signal us by pressing the digit 1 on your touch-tone phone. If your question has been answered and you wish to be removed from the queue, please press the pound sign.
                      If you are using a speakerphone, please pick up the handset before pressing the numbers. We have Richard
                      Bilotti from Morgan Stanley online with at question, please state your question.

Richard Bilotti:      Good morning gentlemen. Specifically with respect to
                      data, a lot has changed in the last 3 months. One, I think this is the quarter or the last 2 quarters, fourth quarter and this quarter, when a lot of your price increases finally rolled through on that product. Two, you have gone through the @Home transition. If you look at your markets that are now done with both of those, meaning great increases and the rollout, where are we at with respect to run rate additions? Are you back to the levels that you were seeing in the early fall or are they running slightly slower, running slightly faster? Kind of an apples-to-apples comparison after the impact of both of those 2 products and decision since this is probably the most important product.

Steve Burke:          Rich, this is Steve Burke. I will try to answer your
                      question as best I can. First of all, our conversion is essentially done. We convert another 50,000 subscribers tonight, but all of the rest of the subscribers have been converted, so this time tomorrow we are done with the transition. The first thing that does for us, obviously, it puts the service under our control and therefore allows us to guarantee service quality, allows us to launch new product. But it also has an immediate financial impact. We were paying about $12.00 to $13.00 a month @Home. The comparable number of post transition is more like $7.00 to $8.00, so there is a $5.00 per month per subscriber impact. And if you assume we hit the midpoint of our guidance that works out to approximately
                      $70 million a year in incremental cash flow. So that is sort of the first thing. In terms of regaining momentum, what we tried to do with the agreement with @Home is continue the momentum in our biggest quarter, which was the fourth quarter. We feel we did that. We hit the 950,000 number. We added 155,000 subs and also positioned us for the first quarter of '02 and subsequent quarters to come out with a little bit of momentum. We did have a slow period the first week or two of January, but right now we are at weekly ad rates that are comparable to last year. And what happens is when you convert a market, you have sort of a week before and a week after of slowness, because you do not want to put somebody on and convert them right away and similarly you have some mop up work to do after a conversion. But that is essentially behind us. So what we are seeing on a go forward basis is a business that looks just like it did before the conversion and the good news is it is over. One nice thing about having this happen in a very short time period is had we waited until June, which was the original plan, it would be a drag on our operation for the first 2 quarters. It is now behind us and we are back on track.

Richard Bilotti:      And all of your price increases are now in effect for all
                      your markets and high-speed data?

Steve Burke:          Yes. What happened was there were markets that took price
                      increases with their normal cable price increases during the fall. But as of January 1st, everybody is converted.
                      So what you are going to find, as the business goes forward, is you get the run rates back to where they were in prior year. You also get an increase in ARPU from both the price increase and the fact that during the fourth quarter there were a variety of things we did promotionally, primarily because @Home was out in the newspaper every day declaring bankruptcy and we were pulled off the shelves at Radio Shack. There were a number of things that happened due to Excite@Home's bankruptcy that we felt we needed to combat with promotions. That is now behind us. So I think you are going to see the run rates stabilize and you are going to see ARPU increase.

Brian Roberts:        This is Brian. I just want to add - congratulations to
                      the Cable Team. Because if we made one mistake in '01, it was not fully anticipating Excite@Home going into bankruptcy. And I will certainly take responsibility for that. It was not expected. We were on a different timetable. But when it is all said and done, we had the results we had in '01 and now we are poised for a great
                      '02. And I just think the final outcome is perfect. So
                      Steve and a lot of hard work and we had some consumer interruption and we were unhappy about that, but it was very much minimized by the way we went around (Inaudible) this transition given the kind of unexpected nature of the bankruptcy. Next question.

Operator:             We have Raymond Katz from Bear Stearns online with a
                      question, please state your question.

Raymond Katz:         Good morning. Thank you. Could we talk for a second about
                      facing sub growth? You have not given any guidance for '02 on that. Could you clarify that for us? And could you also talk about the dynamics behind basic sub growth, whatever the number is, meaning are you seeing a reduction in churn? Are you seeing acceleration, deceleration in gross adds? What are the dynamics behind that?

Steve Burke:          Ray, we as you know came in at 1% sub growth last year
                      and we feel that that is where we are going to come in in 2002. If you look at our business over the last 4 or 5 years, as satellite became a more robust competitor, year after year after year our basic sub growth has declined.
                      It stabilized about 2 years ago and we feel the primary reason is the digital strategy that we have been on. As we look out over the next year, our feeling is that we have sort of stabilized at the 1% growth rate and where we go in 2003 and 2004 is difficult to predict. But it clearly is impacted by rebuilding our plant and getting digital in the 5% of the company that is not rebuilt and in the 1% of the company that does not have digital, you can certainly see the negative impact. So we feel that 1% is the right number going forward. We do not see anything on the horizon that should change that and we will see where it goes in 2003 and beyond.

Raymond Katz:         Well Steve that sort of implies that your penetration
                      will continue to very slightly slip year- over-year, because your homes passed are growing at a faster rate.
                      Is there any chance that you guys getting back the video market share that you are slowly losing?

Steve Burke:          Well I will say, we had about 20,000 dish win backs in
                      2001. And once you get Video on Demand into our digital plant, you could certainly make an optimist's argument that you are going to start to claw back and that you have something finally that not only is comparable but better than satellite. But I think at this point, it is premature to say what that impact is going to be, because
                      Video on Demand, in terms of market presence, we are in front of 3 million homes, but we are not aggressively marketing yet.

Brian Roberts:        Let me just, again, say, "Our philosophy is not to be as
                      focused on that statistic, because whether there is 10 or 20 to 30,000 on the edges, which are low value customers and higher churn, we added 1.28 million RGUs. And the focus, right or wrong, has been that while the base is growing and holding its own and growing at 1% that the bigger opportunity and what is powering the future here is to aggressively get out and sell the RGUs." And I think we have done that. It is amazing that were able to get 20,000 customers who have a satellite dish to come back to cable. I think that could go quite well for the future but that is not the primary focus of the company.
                      The primary focus is keep selling RGUs.

John Alchin:          Next question.

Operator:             We have Jessica Reif Cohen from Merrill Lynch online with
                      a question, please state your question.

Jessica Reif Cohen:   Thanks. Steve, you just mentioned that you are not
                      aggressively marketing Video on Demand yet. Could you give us some color as to when you will ramp up marketing?
                      Will your focus be on VOD or SVOD? Kind of just give more on expectations there.

Steve Burke:          I realize it seems like Ground Hog Day, because we are
                      always talking about Video on Demand coming, but this time we really mean it. The hard part of Video on Demand we have always believed is not marketing it to consumers, but making sure that the platform and all the integration work is done. That is done. And our plan would be to take the 3 million homes that we currently are in front of and approximately double that during the next 6 months. At the same time, we are doing a number of tests and the initial testing results, I think, are very encouraging. I think for the first time Video on Demand is going to create a digital product which is appealing to people who do not take premium services and therefore do not get the multiplexing. If you think about it, if you can go to somebody and say, "For $9.95 a month you have the ability to avoid going to a video store or go to a video store last and get all these movies." Our experience in the test so far has shown that we really have a product that can move digital to a different level. Our plan is to get aggressive, come out of the marketing test mode, get the rest of the homes added and get aggressive in our big clusters in the second half of the year. And that is going to coincide, we believe, with some positive developments in terms of getting product. We believe there is a couple more studios that are going to come very soon and so you would have a combination of the plant being ready, the marketing and testing process being completed and the studio product. To me in a lot of ways this is reminiscent to where we were with digital and high-speed data. In the beginning, both of those products, I think, went slowly and at a certain point they hit a tipping point and really accelerated. As to whether we are fans of SVOD or VOD, I think the future is probably going to be some combination of the 2. Clearly the ability to get a recurring revenue stream and teach customers that digital and time shifting are synonymous is a value. But also for some customers I think just straight VOD is of value and we are testing every combination you could imagine right now in the market.

Jessica Reif Cohen:   Can you just comment on digital churn, like where is
                      digital churn now?

Steve Burke:          Digital churn is pretty much where it has always been,
                      which depending on how you measure it is 5% when you do it gross. But when you count moves and upgrades and downgrades, it is more along the 1.5% range that we believe satellite is currently operating at.

Jessica Reif Cohen:   But once you offer VOD, I think where you are going with
                      this is that churn should start to come down.

Steve Burke:          I think our strategy with digital, just to be clear,
                      because I know a lot of people are looking and watching digital net adds. Our strategy with digital is to continuously enhance the product, not so much so that you can make money on SVOD or so that you can make money on incremental pay units, but so that you can continue to drive the penetration deeper. And our feeling is VOD, not only reduces churn, which it clearly will, but gives you a reason to sell to basic customers who do not take premium services or reduce your churn of digital customers who do take premium services. And it really gives us the ability, I think, to do a lot of good things for our digital rollout. So combination of all the above and we just want to make sure that it is completely ready for prime time. We only have one chance to walk in the front door and make the right impression, particularly among your very best customers. And we want to make sure that when we do that we take our best shot.

John Alchin:          Next question please, operator.

Operator:             We have Karim Zia from Deutsche Bank online with a
                      question, please state your question.

Karim Zia:            I had one general question, I guess, for Steve and Brad,
                      which is with regards to the 2002 outlook for AT&T
                      Broadband. Have the revisions there, I guess, on the EBITDA side and the


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


                      margin for '02, Steve, changed your shorter-term expectations as in 2003 for what that will look like? And similarly for Brad, does the upgrade pace and capital spending there change either the timing that you think it will take to complete the rebuild in light of the pace that you achieved in 2001 or the level of capital expenditures you will need to get there?

Steve Burke:          Let me jump in Karim. I think the fact of the matter is
                      AT&T is a separate company and it is just not appropriate for us to comment on their results per say or their rebuild program or any of the specifics to their business. That having been said, it is an obvious question - How do we feel about the transaction as a management team? And I think if you look at our results this year and everything we accomplished integrating 2 million subscribers, rebuilding the 95%, managing the new products, doing the high-speed modem conversion, cash flow up 12%. We feel that we are ready for this. And when you really look at the deal, the deal makes a tremendous amount of sense and we as a management team are ready to tackle it. Beyond that I think it would be inappropriate for us to comment on their results.

Karim Zia:            That is fair. Steve can you just talk about then between
                      now and closing, the kinds of things you can yourself do to kind of advance the process when it does close?

Steve Burke:          Well I think the best thing we can do is continue to
                      manage our business and make sure that our management team is focused on our results so that when the deal does close we are in as good shape as we can be.

Brian Roberts:        This is Brian. Let me comment that I think that is first
                      of all job one. We have always been about having good execution. I think that is embedded in your question -
                      How do we feel about how the prospects look? Well nothing is changed in terms of our hopes for how great the 2 companies together can be. But let me update you just a month and a half later from where we are from where we signed the deal. What we need to do is file a tax ruling, file the franchise transfer request, the Hart-Scott
                      Redino filing and the shareholder vote, the proxy materials to the shareholders. And all of those, all that work product is underway. That involves both companies working together, tremendous cooperation, a can do attitude. We are completely respectful of - they have to operate for '02 and we have to operate our business for '02, as Steve said, and that is where we are principally focused operationally. But we continue to be optimistic that we can get this in front of all the necessary governing bodies quickly, expeditiously and without a lot of stress between the 2 organizations. And in fact I do not think there is a month into it that I could say anything has not gone as well as we would have hoped and we have done a lot of deals. And this is the mother load of all deals. But so far it is A+.

John Alchin:          Next question please, operator.

Operator:             We have Niraj Gupta from Salomon Smith Barney online with
                      a question, please state your question.

Niraj Gupta:          Hi. Good morning everybody. First question, John could
                      you clarify, obviously like you said, you have reclassified the sports networks and you put them into core cable. But could you clarify whether or not there was a positive or negative impact on revenue and cash flow for the Cable business from the reclassification?
                      Secondly, could you guys update us on what your thoughts are on the business telephony operations at this point? I know you have moved it into the other line, so you did not break it out in the quarter. But how do you feel about that business given, I guess continued weakness in the economy and ramp plans there? And then thirdly, just a quick update, I know you are looking for flat advertising growth in terms of your guidance this year, but how is advertising shaping up early in 2002? Thanks.


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


John Alchin:          Let me handle the quantitative aspect of the move of
                      SportsNet. The impact on those numbers, full year, is approximately $80 million of revenue and break even to $2 million of cash flow, no growth year-over-year, so from a growth standpoint, no impact.

Steve Burke:          From an operating standpoint on Comcast SportsNet, what
                      we found is that the sports networks, which exist as I am sure you all in Philadelphia and Baltimore, Washington are about as important as they could possibly be in terms of branding and image. And what we are trying to do is make sure that they are integrated into the cable operations so that we cross promote, we use the inventory, the branding opportunities. John mentioned high definition television. That is a good example. High definition television in these markets we think is going to be great for consumers, great for digital rollout. But the real benefit is probably on the cable side as opposed to the SportsNet side. But it is something that is clearly worth doing. And those transfer-pricing discussions go away when it is all part of the same entity.

Niraj Gupta:          Steve, as a followup on that, the HDTV sports network, is
                      that something that you guys will do by the end of this year? Obviously that would help improve the value proposition of the digital product.

Steve Burke:          Did you say ACTV?

Niraj Gupta:          No, HDTV.

Steve Burke:          Oh HDTV. Yes, our plan for HDTV would be to launch at the
                      end of this year and on a go forward basis, the idea would be to do approximately 100 games in each of the markets mixed between baseball, basketball and hockey.
                      And we think high definition is something that is approaching a point where it makes sense in general and the ability to do high depth sports in our cable markets is particularly exciting. So that is Comcast SportsNet.
                      In terms of Comcast business communications, we made a decision a number of months ago to take that business and slow down the expansion. So we were staying in the 4 markets that we have really concentrated on initially and as a result the capital and operating expense loses are lower than they otherwise might have been and at this point we are taking a wait and see attitude. We still believe there are strategic reasons why that is a good business for any cable operator. But we thought given everything else that was going on with the economy and particularly the telecom space that we wanted to lower and minimize our exposure there. Moving on to ad sales, I think the worst is behind us. You can always have a surprise. But I think if you are looking at this quarter versus last quarter, we certainly feel the worst is behind us. We continue to be very optimistic about this business as we put these clusters together, set up all these interconnects. But we tried to be very clear in our previous call, at the end of the third quarter, that the fourth quarter for a variety of reasons looked like it was going to be weaker. Now at the same point in, looking forward to our first quarter, we are pretty confident that the worst is behind us and that we are going to have a solid year, I would call it, in 2002.

John Alchin:          Next question please, operator.

Operator:             We have Doug Shapiro from Bank of America Securities
                      online with a question, please state your question.

Doug Shapiro:         Thanks. I had a couple of things. One was, given the
                      importance of the sports networks that you were just talking about Steve, I was just wondering, generally, if you have an early read on what the FCC stance might be on the program access rules and sun setting and whether it might decide to actually close a loophole on terrestrial distribution and what you think the ramifications would be? And then just a couple of clarifications both on things that Steve said. The first was, I think I heard you say that you expected to have the VOD footprint doubled by mid year. I just wanted to clarify that. And then secondly, I think you also said that ad rates for data were now after a couple of weak weeks in January that they were comparable to last year's ads, if you meant comparable to where you were in the fourth quarter of last year or you mean comparable year-over-year in the first quarter?

Brian Roberts:        On the program access rules, I do not think there is
                      anything new there. Obviously the size of the new company it becomes less material on just the pure size. It only effects one market, I think is what you were referring to. With that said, there was a court case, court hearing yesterday on whether the FCC decision was proper and we will get a ruling in the next month or two. But based on a lot of the questions, the number of the lawyers there felt that once again it would be affirmed that what the FCC ruled and what we did was appropriate with Comcast
                      SportsNet. I do not know what they will do with the rules. But I do not know that this is the forum to talk about it so, but I do not think it will have a huge material effect either way. Steve, do you want to talk about VOD?

Steve Burke:          Well in terms of Video on Demand, I think to be safe you
                      ought to assume by the end of the year we would double the homes passed. And then in terms of data add rates, when we say comparable, we are talking about comparable to the first quarter of last year, not the holiday fourth quarter.

Doug Shapiro:         Great. Thanks a lot.

John Alchin:          Next question please, operator.

Operator:             We have Jordan Lacob from Marisco Capital* online with a
                      question, please state your question.

Jordan Lacob:         My question has been answered.  Thank you.

John Alchin:          Thank you.  Next question.

Operator:             We have Lara Warner from Lehman Brothers online with a
                      question, please state your question.

Lara Warner:          Good morning. Thank you. First really quickly I just
                      wanted to clarify with Steve on @Home. You mentioned that you were basically finished with the transition. Is that both in terms of transitioning servers, as well as customers actually installing the CD-ROM? And then the second question is - could you maybe give us some color on how the AT&T systems are performing now that you purchased earlier last year, what type of margin improvement or cash flow per sub improvement you have seen in those systems over the last couple of quarters and what were some of the main drivers?

Steve Burke:          In terms of the conversions, what we are talking about is
                      customers who are converted all the way, so they turn on their computers, they get Comcast.net. The conversion is complete from servers all the way down. We do have a limited number of people who are doing e-mail conversions in addition to their connectivity, which are going to take place over the next week or so. But when you talk about the sort of conversion of the network, the network conversion is essentially complete as of 24 hours from now. In terms of the AT&T systems that we took over, I think we could not have achieved the results that we did this year in the margin stability without dramatically increasing those systems in terms of margin improvement.
                      John, have we given exact numbers as to...?

John Alchin:          Yes, I think we have Lara. We have mentioned about a
                      600-basis point improvement across those systems that were swapped at the end of last year. And cash flow in those systems up about 30% for the year.

Lara Warner:          Great. Thank you.

John Alchin:          Next and I think last question operator.

Operator:             Thank you. We have Tom Wolzien from Stanford Berstein
                      online with a question, please state your question.

Tom Wolzien:          Good morning gentlemen. Two areas, one is - Do you have
                      anything quantitative in terms of take rates that you can provide on VOD where you do have it established yet? And secondly, Steve, on a broader basis with advertising - As the cable market share continues to increase and as you consolidate these markets, do you have any sense of how your ad sales are going, vis-a-vis the broadcasters who each individual one of which has a significantly less market share actually in prime time?

Steve Burke:          Let me start with the advertising. There is no question
                      that we are taking market share at a rapid rate from the broadcasters in the places where we have major interconnects, which we've got 15 or 20 of them now. And we believe in most of the markets we are operating in.
                      The share changes is rather dramatic, which leads me to believe, once you get to a normalized economy, normalized ad sales growth, you are going to see us move up pretty dramatically in terms of growth rate. We also recently hired a gentleman named Charlie Thurston to be president of our Ad Sales Group, who most recently has run the Interconnect in Los Angeles, which is dramatically the best Interconnect in the country by a wide margin. I think the game here is what it has always been, the ability for one company to speak for the majority of subscribers in a DMA so that an advertiser gets the ad placed at the right time with one bill, none of the affidavits and all those things. And that is winning in the marketplace. The problem has been obviously in the fourth quarter. It is overshadowed by the overall market decline. In terms of Video on Demand, we are really not giving any quantitative indication right now because we are testing so many different variables. I think you will find us 3 to 6 months from now being very specific about our plans, our strategy, but we are still trying to bake that cake at this point.

Brian Roberts:        Let me just add...This is Brian....just as we end the
                      call. From my vantage point this was a watershed year on top of 12% cash flow growth in cable, QVC had an incredible year. I do not know enough good things to say.
                      If you compare them to anyone in the industry, if you look at them compared to other retailers, the performance was nothing short of amazing with the EBITDA growth, the new customers, the new kinds of products it just goes extremely well and of course opening up yet another new market and really continuing growth in Germany. So very excited there. And the content side of business, we did a lot of restructuring to get control of Golf Channel, Outdoor Life, E!, successfully, got agreements on style.
                      to make that a growth engine, but stay focused on the core business. Comcast SportsNet we expanded into another market. And then of course the AT&T transaction positions the company for really beginning in '03 a whole new era of growth. As we have told many of you in individual meetings and Investor Conferences and announcements, almost with any set of assumptions you want to make for AT&T Broadband combined with Comcast and the overhead duplication, the programming cost synergies, the capital savings, the combined entities, ability to accelerate broadband in this country and to accelerate new technologies and new innovations, it is one of the most exciting opportunities and with our proven track record of integration success and staying focused, we think we are ready. It will be a frustrating year because we are not doing anything and cannot and will not. But when the opportunity gets here, I think this company is really ready and we are very excited, but we are not taking our eye off the ball.

John Alchin:          Thank you operator.

Operator:             Thank you. There will be a replay immediately following
                      today's conference call and it will run through tomorrow night at midnight. The dial in number is 630-652-3000 and the pass code is 5254738. Once again, the number for the replay is 630-652-3000 and the pass code is 5254738. A recording of the conference call will also be available on the Company's web site. This concludes today's teleconference. Thank you for participating. You may all disconnect.

   Note: The following notice is included to meet certain legal requirements:


                           FORWARD-LOOKING STATEMENTS

     The enclosed information contains forward-looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the business of Comcast Corporation ("Comcast") are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties set forth in Comcast's filings with the Securities and Exchange Commission ("SEC"), including risks and uncertainties relating to: failure to obtain and retain expected synergies from the proposed transaction with AT&T Corp. ("AT&T") relating to AT&T's broadband business, delays in obtaining, or adverse conditions contained in, any regulatory approvals required for the proposed transaction, changes in laws or regulations, availability and cost of capital and other similar factors. Readers are referred to Comcast's most recent reports filed with the SEC. Comcast is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.


                             ADDITIONAL INFORMATION

     In connection with the proposed transactions, AT&T and Comcast will file a
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ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE
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the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at http://www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, N.J.
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     Comcast and its directors, executive officers and other members of its
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connection with the proposed transaction. Information concerning Comcast's participants in the solicitation is contained in a filing made by Comcast with the Commission pursuant to Rule 14a-12 on July 9, 2001.


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